December 19, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:Aliya Ishmukhamedova

Jan Woo

Amanda Kim

Stephen Krikorian

Dear Sirs/Mesdames:

Re: ZenaTech, Inc. – Form 20-FR – SEC Comment Letter Dated December 5, 2023

We are legal counsel in Canada for ZenaTech, Inc. (“the Company”). On behalf of the Company, we are writing to respond to the comments raised in the letter (the “First Comment Letter”) to the Company dated December 5, 2023 from the United States Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement on Form 20-FR (Amendment No. 1) (the “Registration Statement”) filed by the Company with the SEC on November 8, 2023 in connection with a proposed listing its common stock on The Nasdaq Capital Market. The responses below are from the Company and correspond to the captions and numbers set forth in the First Comment Letter (which are reproduced below in bold). Capitalized terms used in this response letter but not otherwise defined have the meanings assigned to them in the First Comment Letter.

Amendment No. 1 to Form 20-F filed November 8, 2023

Item 3. Key Information

Capitalization and indebtedness, page 6

1.Please revise to distinguish between guaranteed and unguaranteed, and secured and unsecured, indebtedness. See Item 3.B of Form 20-F

Response: We are informed the Company revised the capitalization and indebtedness table on page 6 and updated the superscripts to include one for the long-term debt and an explanation below the table to show that all debt is unguaranteed and unsecured.

Risk Factors, page 7

2.It appears that over 61% of the outstanding common stock is beneficially owned by Shaun Passley, Chief Executive Officer. Please tell us whether you will be deemed a “controlled company” under the Nasdaq rules. If so, add a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.

Response: The Company will be a “controlled company” under Nasdaq rules as Dr. Passley controls over 50% of its outstanding voting stock. The Company has added a risk factor which discusses the effect, risks and uncertainties of the designation.

3.We note that several risk factors discuss the uncertainties and risks regarding the cryptocurrency and blockchain market and technology and that you identify the company as a “developer of cryptocurrency-based, blockchain platforms.” We note that the company sold ZenaPay in October 2023. Please clarify the extent to which the company is still involved in the cryptocurrency and blockchain market.

Response: We are informed the Company is no longer involved in cryptocurrency and has sold its subsidiary ZenaPay, which held those assets. Furthermore, we are informed the Company only uses blockchain technology in its ZenaDrone Plant Tracker software product. Accordingly, the Company has amended the Registration Statement to remove references to cryptocurrency, as well as to remove most references to blockchain other than as it relates to the Company’s software products.

The Company has the contingent obligation to issue additional Common Shares in the future, page 7

4.Please disclose the number of shares underlying the convertible notes that could be issued and when the notes are convertible.

Response: The Company has revised the paragraph to show now that the Company’s convertible notes could be converted to an aggregate of 2,495,711 common shares if fully converted. This number is cross referenced in the Company’s interim September 30, 2023 financial statements in footnote 10, subtitled ‘Convertible debt’.

There is no public market for our securities, page 18

5.Please clarify whether the company’s common stock is listed on a Canadian exchange. You state that there is “currently no public market for the Common Shares and there is no guarantee that a listing in Canada will be completed.” However, you also state that you “listed the Company on the Canadian Stock Exchange” in 2020 and incurred fees associating with the listing.

Response: The Company confirms it has applied for a listing of its common stock with the Canadian Securities Exchange (the “CSE”) on August 4, 2023. In that regard, the Company has submitted a prospectus to the Ontario Securities Commission (the “OSC”) in Canada for a direct listing of its common stock on the CSE. The Company is in the process of addressing comments from the OSC on its prospectus.

The Company had previously submitted a prospectus with the British Columbia Securities Commission and subsequently with the OSC to become a reporting issuer in Canada and list its securities on a Canadian exchange, however, on each occasion the prospectus was withdrawn by the Company due to an approaching lapse date relating to the prospectus filings.

The Company only recently became aware of its eligibility to potentially list on Nasdaq and has filed the Registration Statement with the SEC in that regard. The Company intends for Nasdaq to be the primary market for its common stock given the amount of business conducted by it in the United States, with the Canadian Securities Exchange as a dual listing (if completed).

The Registration Statement has been amended to indicate that the Company proposed listing on the Canadian Securities Exchange. The Company has also amended the disclosure with respect to the duration to exercise warrants by it to clarify that the warrants expire after the relevant time period indicated after listing on a recognized stock exchange (as opposed to the relevant time period after listing on the Canadian Securities Exchange).

Failure to adhere to our financial reporting obligations..., page 19

6.Throughout the registration statement, you reference Canadian securities laws relating to forward-looking information and civil liability provisions, and rules and policies of Canadian securities exchanges. You also state that upon the “final receipt” of this registration statement, you will become subject to reporting and other obligations under Canadian securities laws. Please explain why this registration statement would subject you to reporting under the Canadian securities laws. Also, revise to identify risks related to listing on NASDAQ and your reporting obligations under the U.S. Securities and Exchange Act.

Response: The Company has amended the Registration Statement to clarify that it will be subject to reporting requirements under US securities laws after the Registration Statement becomes effective. The Company has also added risk factors relating to listing on NASDAQ and Securities Act and Exchange Act reporting obligations.

It may be difficult for investors to enforce within Canada any judgments obtained against the Company..., page 20

7.Please disclose whether your directors, officers or members of senior management are located outside United States. If so, please (i) state that this is the case and identify the relevant individuals and (ii) include a separate “Enforceability” section that addresses whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United States. Please also include a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals.

Response: The Company has amended this risk factor to indicate Dr. Passley is the only director located outside the United States and update the related enforceability disclosure accordingly.

Item 4. Information on the company

Business overview
Our current business, page 27

8.Please disclose the percentage of revenue from your Medical Healthcare record software through PacePlus, Scada Software and energy management software and video surveillance through SystemView, ZigVoice, call contact software, safety and compliance management software through WorkAware, field service management software through TillerStack, law enforcement software through PsPortals, and clarify where the majority of your revenue is generated from.

Response: The Company has updated this information in the table on page 29 by adding a column to the table indicating the type of industry serviced.

Item 5. Operating And Financial Review and Prospects, page 53

9.You state that you signed up five pilot customers that are currently evaluating the ZenaDrone 1000. Please clarify whether you are generating revenue from the pilot program. If not, discuss the time frame and the steps necessary to begin generating revenue from the ZenaDrone business. Clarify the purpose of the $600,000 you intend to spend on the drone business. Finally, file the lease agreement for the manufacturing facility in Sharjah, UAE.

Response: We are informed the Company is not currently generating any revenue from the pilot programs. We are further informed that once the pilot programs are completed, each customer has an option to purchase the drone platform from the Company at 50% discount within 90 days after the pilot program. The time frame and steps to begin generating revenue will be by converting the pilot customers into paying customers. The pilot customers will sign a purchase order within 90 days. Then the Company would deliver the drone to the customer’s facility and train them on the drone platform.

We are informed that the purpose of the $600,000 for the drone business is to purchase machinery for the warehouse facility in Sharjah, UAE. Currently the drones are being manufactured by hand. The Company will use the funds to purchase machines to speed up the manufacturing process and quality of the drone product.

The Company has added disclosure in this regard in the Registration Statement.

Liquidity and capital resources, page 68

10.Please revise to state whether as of the most recent balance sheet date, your existing cash will be sufficient to fund your operations for the next 12 months. To the extent it will not disclose how long you will be able to continue to fund your operations using current available cash resources. Refer to Item 5.B of Form 20-F.

Response: We are informed that ZenaTech’s existing cash and funds available through lines of credit will be sufficient to finance the next twelve months of Company operations. ZenaTech anticipates that over the next twelve months cash generated internally will be more than its cash needs of $372,000. The available funds through short-term lines of credit are more than $5,000,000. These funds are available through three separate lenders and credit facilities.

The Company has added disclosure in this regard in the Registration Statement.

Related Party Transactions, page 72

11.Please file as exhibits your agreements with GG Mars Capital, Inc. and Star Financial Corporation. Clarify whether the Agreements were negotiated at arm's length, and to the extent it was not, clarify that the terms of the Agreements may not be as favorable to you as if it had been negotiated at arm’s length with an unaffiliated third party. Other MD&A Disclosures

Response: The Company has added footnotes to the table relating to related party transactions to indicate that each agreement was negotiated by Dr. Passley with a family member and may not be as favorable to the Company as if negotiated at arm’s length with an unaffiliated third party.

Other MD&A Disclosures
Disclaimer, page 78

12.This statement may imply an inappropriate disclaimer of responsibility with respect to such information and you do not appear eligible to incorporate by reference. Please remove this section and file all material agreements or advise. Refer to Instructions to Item 19 of Form 20-F and note Rule 12b-23 regarding incorporation by reference.

Response: The statement has been removed from the Registration Statement by the Company.

Compensation Discussion and Analysis, page 90

13.You disclose that the employment agreement with Shaun Passley entitles him to a salary of $180,000, payable in $60,000 in cash and $120,000 in common shares. We note that Mr. Passley received $48,000 in 2022 and no compensation in 2021. Please clarify why your Chief Executive Officer was not awarded compensation pursuant to the terms of the employment agreement. Explain whether any of the compensation was deferred.

Response: We are informed the Company and Dr. Passley agreed to forgo Dr. Passley’s salary until the end of the year 2023. This has been clarified in the Registration Statement.

Report of Independent Registered Public Accounting Firm, page 104

14.Please consider including the signed and currently dated consents of your independent registered public accounting firm provided on page 100 and 101 as Exhibits under Item-18. Ensure your consents reference the appropriate dates of your audit and review reports.

Response: We are informed the Company has included the signed consents in respect of the audit reports for 2022 and 2021 as exhibits.

Statements of Cash Flows, page 111

15.Please tell us why "Advance to affiliate for future services" are being classified as a financing activity. Explain whether the future services will result in the recognition of an asset or operating expenses. Please provide an analysis under IAS 7 that supports your classification.

Response: We are informed this item does not relate to financing activity but more closely relates to an investing activity. For the financial statements we moved the “Advance to affiliate for future services” to the Investing activity section of the September 30, 2023 financials.

Revenue, page 118

16.You disclose that software revenue comes from licensing, user and software agreements, and software revenue is earned over a period of time. You also disclose that the software is provided fully functional via a user platform with little or no installation and setup required. Please explain how you concluded the software revenue should be recognized over time. Tell us if the license is considered distinct from your other services that include support contracts and training packages. Refer to paragraphs B53 through B62 of IFRS 15.

Response: We are informed that subscription and maintenance revenue are based on a product as well as a period such as a month, a quarter, a half-year and a year. The services are billed at the beginning of the service period and recorded as a current liability on the balance sheet. At the end of each month the current liability is reduced and revenue is recorded as earned based on the service period.

5. Notes Receivable, page 120

17.You disclose that on January 5, 2019, you have entered into a joint venture agreement with The Now Corporation that results in new private cyber coins to be issued on such private networks. Please tell us how these new private cyber coins, if any, are presently being accounted for.

Response: As discussed under “Legal Proceedings”, we are informed the Company entered into a settlement agreement with The Now Corporation pursuant to which the parties settles certain disputes that arose between them. Accordingly, the joint venture agreement is no longer effective and there are no cyber coins to be issued.

Subsequent Events, page 132

18.Please revise your filing to disclose the date when the financial statements were authorized for issue and who gave that authorization. This also applies to your subsequent events disclosure on page 161. Refer to paragraph 17 of IAS 10.

Response: We are informed the Company received authorization to issue its financial statements and subsequent events disclosure from its auditors on December 15 2023.

In addition to the above, we are informed the Company has included interim financial statements for the nine months ended September 30, 2023 and 2022 in the Registration Statement in place of six month statements and has accordingly updated financial information in the Registration Statement in that regard. We are further informed the Company has also made some other minor changes in the Registration Statement, including to correct typographical errors.

We trust the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (604) 512-7910 or via email at klalani@caravellaw.com with any questions or comments regarding this correspondence.

Yours truly,

CARAVEL LAW LLP

/s/Karim Lalani

Karim Lalani*

cc: Shaun Passley PhD.

ZenaTech, Inc.

* Legal services provided through Lalani Law Professional Corporation, practicing in association, not in partnership, with Caravel Law LLP.